UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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CRA INTERNATIONAL, INC.

(Name of Registrant as Specified In Its Charter)

Not Applicable

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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CRA INTERNATIONAL, INC.

**Notice of Annual Meeting of Shareholders
to be held on April 16, 2009**

CRA International, Inc. hereby gives notice that it will hold its annual meeting of shareholders at its offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts on Thursday, April 16, 2009, beginning at 8:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of three Class II directors;

2. To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 28, 2009; and

3. To transact such further business as may properly come before the annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 2, 2009, as the record date for the determination of the shareholders entitled to receive notice of, and to vote at, the annual meeting and any adjournment thereof. Only shareholders of record on March 2, 2009, are entitled to receive notice of, and to vote at, the annual meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum
Secretary

Boston, Massachusetts
March 16, 2009

YOUR VOTE IS IMPORTANT

**Please sign and return the enclosed proxy, whether or not you
plan to attend the annual meeting.**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 16, 2009:**

**The Proxy Statement and 2009 Annual Report to Shareholders
are available at *http://www.crai.com/proxy*.**

CRA INTERNATIONAL, INC.
200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
to be held on April 16, 2009

This proxy statement relates to the 2009 annual meeting of shareholders of CRA International, Inc. The annual meeting will take place as follows:

Date: April 16, 2009
Time: 8:00 A.M.
Place: CRA International, Inc.
John Hancock Tower
200 Clarendon Street
33rd Floor
Boston, Massachusetts

Our board of directors is soliciting proxies for the annual meeting and any and all adjournments of the annual meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to shareholders on or about March 20, 2009.

PROXY STATEMENT
TABLE OF CONTENTS

	Page
Annual Meeting of Shareholders	1
Purpose of the annual meeting	1
Record date	1
Quorum	1
Vote required; tabulation of votes	1
Solicitation of proxies	1
Internet access to proxy materials	2
Directions to our offices	2
Proposal One: Election of Directors	3
Corporate Governance	4
Executive Officers and Directors	5
Executive officers and directors	5
Board and committee meetings	7
Audit committee	8
Nominating and corporate governance committee	8
Compensation committee	8
Executive committee	9
Director candidates and selection processes	9
Communications with our board of directors	10
Compensation of Directors and Executive Officers	11
Director compensation	11
Compensation committee interlocks and insider participation	14
Compensation discussion and analysis	14
Compensation committee report	23
Executive compensation	24
Agreements with named executive officers	29
Transactions with Related Parties	31
Payments to directors	31
Review, approval or ratification of transactions with related parties	31
Security Ownership of Certain Beneficial Owners and Management	32
Principal shareholders	32
Report of the Audit Committee	34
Proposal Two: Ratification of Appointment of Independent Registered Public Accountants	36
Principal Accountant Fees and Services	36
Pre-approval policies and procedures	37
Section 16(a) Beneficial Ownership Reporting Compliance	37
Shareholder Proposals	37
Available Information	38

ANNUAL MEETING OF SHAREHOLDERS

Purpose of the annual meeting

At the annual meeting, we will submit the following proposals to our shareholders:

Proposal One: To elect three Class II directors to a three-year term; and

Proposal Two: To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 28, 2009.

Our board of directors does not intend to present to the annual meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to shareholders, of any other business that properly may be presented for action at the annual meeting. If any other business should come before the annual meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 2, 2009, as the record date for the annual meeting. Only shareholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting. At the close of business on the record date, 10,901,995 shares of our common stock were issued and outstanding. A list of the shareholders entitled to notice of the annual meeting is available for inspection by any shareholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the annual meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the annual meeting for purposes of determining the existence of a quorum at the annual meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the annual meeting. A broker "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the annual meeting will be necessary to elect the three Class II directors to a three-year term. A majority of the votes properly cast at the annual meeting will be necessary to ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for fiscal 2009. Abstentions and broker "non-votes" will not be considered when determining whether or not the necessary proportion of votes properly cast at the annual meeting on any proposal were achieved.

Each share of our common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, Computershare, will tabulate the votes at the annual meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers, and employees may make special solicitations of proxies personally or by telephone, facsimile, courier, or e-mail. We expect that the expense of any special solicitation will be nominal, and we will pay all expenses incurred in connection with it.

Internet access to proxy materials

The notice of annual meeting, this proxy statement, and our 2008 annual report to shareholders are available on the Internet at *http://www.crai.com/proxy*. This web site does not use "cookies" to track or identify visitors to the web site.

Directions to our offices

If you are planning to attend our 2008 annual meeting of shareholders, below are directions to our offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts:

- From Logan International Airport: Follow the signs to Boston through the Sumner Tunnel. Turn right up the entrance ramp onto Expressway I-93 North. Take the Storrow Drive exit on right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Points South via I-95 and I-93: Follow I-95 North to Expressway I-93 North. Stay on I-93 through the tunnel and into the financial district. Take the Storrow Drive exit on the right. Follow Storrow Drive West and take the Copley Square exit on the left. Turn right at the set of lights onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Western Massachusetts and Points South via The Mass. Pike: Follow Mass. Pike (I-90) East to the Copley Square/Prudential Center exit 22. Follow the Copley Square exit and take the first left onto Dartmouth Street. Turn right onto Boylston Street. Turn right onto Clarendon Street.

- From Points North via I-95 or I-93: Follow I-95 South to I-93 South. Take exit 26, North Station/Storrow Drive. Follow Storrow Drive West to the Copley Square exit. Turn right onto Beacon Street. At the second set of lights, turn left onto Clarendon Street and proceed for 5 blocks.

- From Public Transportation: The public transportation locations nearest to our offices are Back Bay Station (Orange Line, Commuter Rail and Amtrak) and Copley Station (Green Line).

- Parking: There are several parking areas along Clarendon Street. There is an underground garage on the left between Boylston Street and St. James Avenue. There are two surface parking lots on the left just after the John Hancock Tower. There is a parking garage on the right one block past the John Hancock Tower on Clarendon Street. If all of those are full, proceed down Clarendon, take a right on Columbus Ave., take a right on Dartmouth Street and there is an underground garage on the left at the Tent City building. Additional parking can be found at the Copley Place Mall.

PROPOSAL ONE:
ELECTION OF DIRECTORS

Proposal One concerns the election of three Class II directors.

Our board of directors currently consists of seven directors and is divided into three classes. We refer to these classes as Class I, Class II, and Class III. The term of one class of directors expires each year at our annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class II directors is expiring.

Accordingly, our board of directors has nominated Basil L. Anderson, Ronald T. Maheu and Nancy L. Rose to serve as Class II directors for a three-year term. Our shareholders elected Dr. Rose and Messrs. Anderson and Maheu at our annual meeting of shareholders in April 2006. The current terms of Dr. Rose and Messrs. Anderson and Maheu will expire at the annual meeting.

Proxies will not be voted at the annual meeting for more than three candidates.

Dr. Rose and Messrs. Anderson and Maheu have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If any of them is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for another nominee designated by our board at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Dr. Rose and Messrs. Anderson and Maheu.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the practices that we believe will best serve the interests of our business and shareholders, including the practices mandated by the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission and the Nasdaq Stock Market. You can find our current corporate governance principles, including our code of business conduct and ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at *www.crai.com*. Our code of business conduct and ethics applies not only to our principal executive officer, principal financial officer and principal accounting officer, but also to all of our other employees, executive officers, directors, and outside consultants. Our code of business conduct and ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are the following:

- **Director and committee independence.** With the exception of Dr. Burrows, our president, chief executive officer and director, all of our directors are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has determined that our independent directors under these rules are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, Maheu, and Schleyer. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of our board of directors, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, compensating, evaluating, and, when necessary, terminating our independent registered public accountants. Our independent registered public accountants report directly to our audit committee. Our board of directors has determined that we have at least one audit committee financial expert under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than de minimis non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent registered public accountants.

- **Committee authority.** Each of our audit committee, nominating and corporate governance committee, and compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees, and outside consultants of concerns regarding questionable accounting, internal accounting controls, or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our directors and executive officers as of March 2, 2009:

Name	Age	Position
Rowland T. Moriarty (1)(2)(3)	62	Chairman of the board
James C. Burrows (3)	65	President, chief executive officer and director
Wayne D. Mackie	59	Executive vice president, treasurer and chief financial officer
Paul A. Maleh	45	Executive vice president and chief operating officer
Arnold J. Lowenstein	55	Executive vice president and chief strategy officer
Monica G. Noether..............	55	Executive vice president
Basil L. Anderson (1)	63	Director
William F. Concannon (2)(4)	53	Director
Ronald T. Maheu (1)(3)(4)	66	Director
Nancy L. Rose (2)(4)	50	Director
William T. Schleyer (2)	57	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at our annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. Below we have identified each of our directors by class.

Directors serving a term expiring at the 2009 annual meeting (Class II directors):

Basil L. Anderson has served as a director since January 2004. From September 2001 until March 2006, Mr. Anderson was employed as vice chairman of Staples, Inc. From April 1996 to April 2001, Mr. Anderson served as executive vice president and chief financial officer of Campbell Soup Company. Prior to joining Campbell Soup, Mr. Anderson had a twenty-year career with Scott Paper Company, where he served most recently as vice president and chief financial officer from February 1993 to December 1995 and as treasurer from 1985 to February 1993. Mr. Anderson holds an M.B.A. from the University of Chicago and an M.S. from the University of Illinois. Mr. Anderson is a director of Becton, Dickinson and Company, Hasbro, Inc., Moody's Corporation and Staples, Inc.

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Wright Express Corp. and Virtusa Corporation.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been a professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been a director of the National Bureau of Economic Research research program in industrial organization since 1991. Dr. Rose was a George and Karen McCown Distinguished Visiting Scholar at the Hoover Institution from August 2000 through June 2001 and a fellow of the Center for Advanced Study from August 1993 through June 1994. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc.

Directors serving a term expiring at the 2010 annual meeting (Class III directors):

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

William T. Schleyer has served as a director since January 2008. Mr. Schleyer served as chairman and chief executive officer of Adelphia Communications Corporation from March 2003 until it emerged from bankruptcy in February 2007. Adelphia was already involved in bankruptcy proceedings at the time Mr. Schleyer became its chairman and chief executive officer. Prior to joining Adelphia, Mr. Schleyer was president and chief executive officer of AT&T Broadband from October 2001 until February 2003 and a principal in Pilot House Ventures, a telecommunications venture capital company, from 1997 to 2001. From 1978 to 1997, Mr. Schleyer served in various positions at Continental Cablevision Corporation, including as its president and chief operating officer from 1993 to 1997. Mr. Schleyer received his M.B.A. from Harvard University in 1977 and his B.S. in mechanical engineering from Drexel University in 1973. He is a director of Rogers Communications, a diversified Canadian communications and media company.

Directors serving a term expiring at the 2011 annual meeting (Class I directors):

Rowland T. Moriarty has served as a director since 1986 and as chairman of our board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as vice chairman of our board of directors. Dr. Moriarty has been the chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his M.B.A. from the Wharton School in 1970 and his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc., Wright Express Corp. and Virtusa Corporation.

William F. Concannon has served as a director since June 2000. Since December 2006, Mr. Concannon has served as vice chairman of global corporate services of CB Richard Ellis Group, Inc., a global commercial real estate firm. Mr. Concannon served as vice chairman, from June 2003, and as director, from 1991, of Trammell Crow Company, a diversified commercial real estate firm, until its acquisition by CB Richard Ellis in December 2006. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has also served as the president and chief executive officer of Trammell Crow Corporate Services, a real estate company and, from 2002 to 2006, on the board of directors of FPD Savills, a real estate company based in the United Kingdom. Mr. Concannon received his B.S. in accounting from Providence College in 1977, where he currently serves on the board of trustees.

Our executive officers who are not also directors are listed below:

Arnold J. Lowenstein, who joined us in June 1993, has served as our executive vice president and chief strategy officer since October 2006. Mr. Lowenstein also served as a group vice president and co-head of our business consulting practice from 2001 through fiscal year 2006. Mr. Lowenstein received his M.A. in industrial economics from the University of British Columbia.

Wayne D. Mackie has served as our executive vice president since October 2006 and as our chief financial officer and treasurer since July 2005. From July 2005 to October 2006, Mr. Mackie also served as our vice president. Prior to joining us, Mr. Mackie had been a member of the board of directors of Novell, Inc. since June 2003. From 1972 through December 2002, Mr. Mackie was with Arthur Andersen, LLP, where he became a partner in 1983. Since leaving Arthur Andersen, he has served as a consultant to a number of organizations. From May 2004 until December 2004, Mr. Mackie was managing partner financial operations at Beacon Capital Partners, a private equity firm. He received an M.S. from the Wharton School of the University of Pennsylvania and a B.S. from Babson College, and is a CPA. Mr. Mackie is a trustee of the Massachusetts Eye and Ear Infirmary.

Paul A. Maleh, who joined us in 1989, has served as our chief operating officer since October 29, 2008 and as our executive vice president since October 2006. From December 2006 to January 2009, he served as head of our finance platform. Mr. Maleh also directed our finance practice from 2000 to December 2006 and served as a vice president from 1999 to October 2006. Mr. Maleh received his M.B.A. from Northeastern University.

Monica G. Noether, who joined us in April 1996, has served as our executive vice president since October 2006. From December 2006 to February 2008, she served as head of our litigation and applied economics platform. Dr. Noether has also directed our competition practice since 2001. Dr. Noether received her M.B.A. in economics and finance and her Ph.D. in economics from the University of Chicago.

Board and committee meetings

During the fiscal year ended November 29, 2008, our board of directors met ten times and acted by unanimous written consent two times. During fiscal 2008, each incumbent director attended at least 75% of the total number of meetings held by our board and the committees of our board on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of shareholders. Last year, seven of the nine individuals then serving as directors attended the annual meeting in person or by telephone conference.

Our board of directors has four standing committees: our audit committee, our nominating and corporate governance committee, our compensation committee and our executive committee. All of the members of our audit committee, our nominating and corporate governance committee, and our compensation committee are independent under the rules of the Nasdaq Stock Market. Our board of directors has adopted charters for each of these committees, which are available through the Investor Relations page of our website at *www.crai.com*. Each of our audit committee, our nominating and corporate governance committee and our compensation committee has the authority to retain independent advisors and consultants, with all fees and expenses paid by us.

The membership of each committee of our board is as follows:

Audit committee:	**Compensation committee:**
Ronald T. Maheu (Chair)	William F. Concannon (Chair)
William F. Concannon	Rowland T. Moriarty
Nancy L. Rose	Nancy L. Rose
	William T. Schleyer

Nominating and corporate governance committee:	**Executive committee:**
Basil L. Anderson (Chair)	Rowland T. Moriarty (Chair)
Ronald T. Maheu	James C. Burrows
Rowland T. Moriarty	Ronald T. Maheu

Audit committee

Our audit committee is currently composed of Dr. Rose and Messrs. Concannon and Maheu. During fiscal 2008, our audit committee consisted of Messrs. Anderson, Concannon and Maheu. Our audit committee provides the opportunity for direct contact between members of our board of directors and our independent registered public accountants, who report directly to the committee. The committee assists our board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; and our independent registered public accountants' qualifications, independence, and performance. The committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accountants. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls, or auditing matters. Our board has determined that Mr. Maheu is an audit committee financial expert under the rules of the Securities and Exchange Commission. Our audit committee met twelve times during fiscal 2008.

Nominating and corporate governance committee

Our governance committee predates our public offering in 1998, and we have since renamed it the nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Messrs. Anderson and Maheu and Dr. Moriarty. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director, membership on the committees of our board, and succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices for recommendation to our board and, once implemented, to assist our board in complying with them. Our nominating and corporate governance committee met six times during fiscal 2008.

Compensation committee

Our compensation committee's responsibilities include providing recommendations to our board regarding the compensation levels of directors; reviewing and approving, or recommending for approval by our board, the compensation levels of executive officers; providing recommendations to our board regarding compensation programs; administering our employee benefit plans, including all incentive compensation plans and equity-based plans; authorizing grants under our stock option plans; and authorizing other equity compensation arrangements. Our compensation committee met fifteen times and acted by unanimous written consent one time during fiscal 2008.

Executive committee

Our executive committee, currently composed of Drs. Moriarty and Burrows and Mr. Maheu, has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. It is intended that our executive committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee met three times during fiscal 2008.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our current directors and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board of directors. The committee often solicits the opinions of third parties with whom a potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory, and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of our board, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience, and background complement or duplicate those of our existing directors. Among the qualities or skills that the committee believes to be necessary for one or more members of our board to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to each director's prior contributions to our board. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications, rather than to specify minimum qualifications that each candidate must possess. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee considers director candidates recommended by shareholders and uses the same process to evaluate candidates, whether the candidates were recommended by shareholders, directors, management, or others. The committee has not adopted any particular method that shareholders must follow to make a recommendation. We suggest that shareholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the candidate and his or her work experience, qualifications for director, and references, to enable the committee to evaluate the candidacy properly. We also suggest that shareholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind shareholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which are discussed elsewhere in this proxy statement.

Communications with our board of directors

Our board of directors has established the following process for shareholders to communicate with it, and this process has been approved by a majority of our independent directors. Shareholders wishing to communicate with our board should send correspondence to the attention of Rowland T. Moriarty, Chairman of the Board, CRA International, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116. The correspondence should include satisfactory evidence that the sender of the communication is one of our shareholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the shareholder and the number of our shares held. Our chairman will review all correspondence confirmed to be from shareholders and decide whether or not to forward the correspondence, or a summary, to our board or a committee of our board. Accordingly, our chairman will review all shareholder correspondence, but the decision to relay any correspondence to our board or a committee of our board will rest entirely within his discretion.

Our board believes this process suffices to handle the relatively low volume of communications we have historically received from our shareholders. If the volume of communications increases to the extent that this process becomes burdensome to our chairman, our board may elect to adopt more elaborate screening procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors, who consist of all our directors other than our chief executive officer, an annual fee of $75,000 for their services as directors. We pay an annual fee of $20,000 to the chair of the compensation committee, $10,000 to the chairs of the executive committee and the nominating and corporate governance committee, and $5,000 to each non-employee director who serves as a member, but not the chair, of any committee for service on each committee above one. We currently pay an annual fee of $40,000 to the chair of our audit committee, which will be reduced to an annual fee of $25,000 starting on June 15, 2009. Our chairman also receives an annual fee, as well as office space, support services, and healthcare benefits, for his services as chairman of our board. In light of the current economic downturn, our chairman has voluntarily reduced his annual fee for calendar year 2009 from $150,000 to $125,000. Directors who are employees do not receive separate fees for their services as directors. All of the payments described in this paragraph are made in cash.

Under the terms of our 2006 equity incentive plan, each director who is not employed by, and does not provide independent contractor services as a consultant or advisor to, us or our subsidiaries receives automatic restricted stock awards. We refer to these directors as our "outside directors." Currently, our outside directors are Drs. Moriarty and Rose, and Messrs. Anderson, Concannon, Maheu and Schleyer. Each outside director who is re-elected as one of our directors or whose term continues after the annual meeting will, on the date of the annual meeting, receive a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, valued at $75,000, based on the closing price of our common stock as of that date. Each person who is first elected an outside director at the annual meeting will receive, on the date of his or her election, a restricted stock award, vesting in four equal annual installments beginning on the first anniversary of the date of grant, in an amount to be determined by our board of directors.

In fiscal 2008, we gave the following grants to our directors in accordance with the terms of our 2006 equity incentive plan. In connection with our annual meeting of shareholders in April 2008, each of Drs. Moriarty and Rose and Messrs. Anderson, Concannon, Maheu and Schleyer received a restricted stock award of 2,215 shares of our common stock. Each of these restricted stock awards vests in four equal annual installments, beginning on April 17, 2009. Additionally, in fiscal 2008, we granted Mr. Schleyer on January 31, 2008 a restricted stock award of 1,796 shares of our common stock, in accordance with the terms of our 2006 equity incentive plan, in connection with his appointment to our board of directors. This restricted stock award vests in four equal annual installments, beginning on January 31, 2009.

The following table provides information regarding the compensation earned by our current non-employee directors, and by Steven C. Salop and Carl Shapiro, each of whom served on our board until June 18, 2008, with respect to fiscal 2008.

Non-Employee Director Compensation Table for Fiscal 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Rowland T. Moriarty	$230,367	$49,659	$—	$280,026
Basil L. Anderson	80,950	49,659	—	130,609
William F. Concannon	96,200	49,659	—	145,859
Ronald T. Maheu	115,200	49,659	—	164,859
Nancy L. Rose	52,200	49,659	—	101,859
Steven C. Salop	29,800	18,302	3,676,957 (3)	3,725,059
William T. Schleyer	39,950	27,106		67,056
Carl Shapiro	24,550	18,302	2,302,636 (3)(4)	2,345,488

(1) The amount shown does not reflect compensation actually received by the non-employee director. Instead, the amount shown reflects the compensation expense recognized in our financial statements for fiscal 2008 in respect of the grants of restricted stock to our non-employee directors under our 2006 equity incentive plan listed below. The amount shown was computed in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Compensation* or "SFAS No. 123(R)," using a grant date fair value, indicated in the table below, based upon the fair

market value of our common stock on the date of grant. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions.

Name	Grant date	Shares (#)	Grant date fair value ($)
Rowland T. Moriarty	4/21/2006	1,487	$75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
Basil L. Anderson	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
William F. Concannon	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
Ronald T. Maheu	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
Nancy L. Rose	4/21/2006	1,487	75,019
	4/20/2007	1,434	75,013
	4/17/2008	2,215	74,978
Steven C. Salop	10/20/2006	722	37,508
	5/18/2007	1,434	73,851
William T. Schleyer	1/31/2008	1,796	74,965
	4/17/2008	2,215	74,978
Carl Shapiro	10/20/2006	722	37,508
	5/18/2007	1,434	73,851

(2) Each non-employee director held the number of unvested shares of our common stock underlying restricted stock awards outstanding as of November 29, 2008, set forth in the table below. Our compensation committee has determined that the awards granted to Drs. Salop and Shapiro will continue to vest, even though they no longer serve on our board of directors, so long as they remain exclusive consultants to us.

Name	Shares (#)
Rowland T. Moriarty	4,035
Basil L. Anderson	4,035
William F. Concannon	4,035
Ronald T. Maheu	4,035
Nancy L. Rose	4,035
Steven C. Salop	1,438
William T. Schleyer	4,011
Carl Shapiro	1,438

(3) Amount shown reflects amounts earned by Drs. Salop and Shapiro, or their respective wholly-owned companies, for their services as outside experts, including consulting services to clients, and

for the generation of engagements for us. The amount shown for Dr. Shapiro additionally includes the bonus described in footnote (4) below.

(4) Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, in January 2008, we paid Dr. Shapiro a performance bonus of $127,114 for fiscal 2008.

Compensation committee interlocks and insider participation

The members who served on our compensation committee during fiscal 2008 were Messrs. Concannon and Schleyer and Drs. Moriarty and Rose. None of these members was an officer or employee during fiscal 2008, and none of these members is a former officer. None of our executive officers serves (or served during fiscal 2008) on the board of directors or compensation committee of an entity that has one or more executive officers serving (or who served during fiscal 2008) on our board of directors or compensation committee.

Compensation discussion and analysis

This compensation discussion and analysis describes the material elements of our compensation programs as they relate to our executive officers listed in the following compensation tables, who are sometimes referred to as our "named executive officers." This compensation discussion and analysis focuses on the information contained in the following tables and related footnotes, but also describes other arrangements and actions taken since the end of fiscal 2008 to the extent such discussion enhances the understanding of our executive compensation for fiscal 2008.

Role of our compensation committee. The compensation committee established by our board of directors is currently composed of Messrs. Concannon and Schleyer and Drs. Moriarty and Rose. Our compensation committee is governed by a written charter adopted by our board of directors. A copy of our compensation committee charter is available through the Investor Relations page of our website at *www.crai.com*. Under the charter, our compensation committee is responsible for recommending to our board the compensation philosophy and policies that we should follow, particularly with respect to the compensation of our senior management. In addition to the other duties set forth in the section of this proxy statement entitled "Executive Officers and Directors—Compensation committee," the committee is responsible for reviewing and approving, or recommending for approval by our board, the compensation of our executive officers, including our chief executive officer, and for overseeing the evaluation of our chief executive officer and senior executives. When developing recommendations for the compensation of our executive officers other than our chief executive officer, the committee also takes into account recommendations made by our chief executive officer. In addition, our board has delegated to the committee the authority to administer, review, and make recommendations with respect to our employee benefit plans, including our incentive compensation plans and our equity-based plans.

Compensation consultant. The compensation committee also received advice from an external executive compensation consulting firm, Semler Brossy Consulting Group, LLC, in fiscal 2008 with respect to the compensation of our named executive officers. In addition to providing us with peer group information, as discussed in more detail below under the heading "Setting executive compensation," our compensation consultant also discusses various possible incentive compensation arrangements and structures with us, and helps us design our executive compensation programs. Our compensation committee consultant often participates, by invitation, in portions of our compensation committee meetings, including executive sessions without any members of management present. In addition, both the chair of our compensation committee and, with respect to compensation for our other executive officers, our chief executive officer, regularly consult with our compensation consultant outside of these meetings. We are currently working with our compensation consultant to consider new long term incentive plan programs. Semler Brossy reports to the committee and provides services to us solely for and at the direction of the committee.

Compensation objectives. Our growth and long term success depends upon our ability to attract and retain talented and highly qualified employees. The main objectives of our compensation program are:

- to align compensation with our long-term and short-term business objectives, individual performance and the interest of our shareholders;

- to motivate and reward high levels of performance;

- to recognize and reward the achievement of practice-specific (under the current grouping of our services into two broad practice categories: litigation, regulatory and financial consulting and business consulting), platform-specific (during fiscal 2008, when our services were grouped into three platforms) and firm-wide goals; and

- to enable us to attract, retain, and reward highly qualified individuals who will contribute to our long-term success.

We believe these objectives are furthered by the use of executive compensation packages that include both short-term and long-term cash and equity-based compensation and that are designed to measure performance against pre-established goals.

Setting executive compensation. To achieve our executive compensation objectives, our compensation committee strives to make decisions concerning executive compensation that:

- establish incentives that link executive officer compensation to our financial performance and that motivate executives to attain our annual financial targets; and

- provide a total compensation package that is competitive among companies offering similar consulting services.

We compete with similarly situated consulting firms to retain top talent. We strive to attract and retain our key employees, including our named executive officers, by providing compensation that is competitive with the compensation paid to the similarly situated executives of our peers. To that end, in fiscal 2008 we used the services of our compensation consultant to help us establish compensation that was in line with the similarly situated key employees of our peers. In setting our fiscal 2008 named executive officer compensation, we considered the compensation being paid by the following comparable public professional service firms: FTI Consulting, Inc., Huron Consulting Group Inc., LECG Corporation and Navigant Consulting, Inc. In addition, in setting the fiscal 2008 compensation of our chief financial officer, we considered the compensation being paid by a range of other public companies outside the consulting industry that are headquartered in either Massachusetts or Connecticut and that have revenues of $300 million to $500 million. In the case of each of our named executive officers, the total compensation for fiscal 2008, as well as each of the components of this compensation described below, was in line with the ranges for such type of compensation drawn from the peers we considered.

Additionally, the compensation committee attempts to establish compensation parameters that link executive officer compensation to the attainment of goals that serve both our interest and the interest of our shareholders. A significant percentage of the total compensation of our named executive officers consists of incentives tied to our performance, growth, and profitability, with additional metrics allocated to specific and individualized goals for practice (currently or, in the case of fiscal 2008, platform) and personal performance, all of which we believe are critical to our long-term success. For our named executive officers, this incentive compensation takes the form of performance awards granted under our 2007 cash incentive plan, which our shareholders approved at our 2007 annual meeting of shareholders. We believe that the plan promotes our growth and performance by linking a portion of the total compensation for certain key employees to the attainment of pre-established corporate and platform objectives, which are approved by the committee each year. The 2007 cash incentive plan is effective until our 2012 annual meeting of shareholders.

Executive officer compensation elements.   For our fiscal year ended November 29, 2008, the principal components of our named executive officer compensation were:

- cash compensation, consisting of base salary, special one-time bonuses and awards of performance-based annual incentive compensation (to the extent that such awards were paid in cash); and

- long-term equity incentive compensation, including awards of performance-based annual incentive compensation (to the extent that such awards were paid in shares of restricted stock).

Cash compensation.   Our named executive officer compensation includes three types of cash compensation: base salary, special one-time bonuses and cash payable under performance-based annual incentive compensation. We include base salary in our executive officer compensation packages because we believe it appropriate for a portion of compensation to be fixed and predictable, and because the use of base salary for our named executive officers is consistent with the compensation provided to the similarly situated executives of our peers. Each named executive officer's base salary reflects his or her position, experience, and past contributions. The committee evaluates these and other factors underlying the base salary of our named executive officers each year, and makes adjustments, as appropriate. We use special one-time bonuses to recognize special achievements relating to unique circumstances. Our cash compensation also includes performance-based annual incentive compensation (discussed below) because it permits us to provide our executives with incentives to pursue particular objectives in any given year that are consistent with our overall goals and strategic direction set by our board of directors.

Salary.   The compensation committee generally fixes the annual base salary of our named executive officers at its regularly scheduled meeting in the first fiscal quarter of each year. Annual changes to a named executive officer's base salary are based on the committee's assessment of our performance and the performance of our business practices and the named executive officer, as well as general economic conditions such as inflation and economic forecasts. The committee has sole discretion to set the base salary of each named executive officer. In determining these base salaries, the committee is generally mindful of its overall goal of remaining competitive with firms offering similar consulting services and of our desire to reward and retain key employees.

One-time bonuses.   As fiscal 2008 progressed, the significant and unprecedented downturn in global economic conditions had a negative effect on our business. As a result, some of our executive officers were asked to place greater emphasis on initiatives that were outside of the business criteria established in the performance awards granted to our executive officers for fiscal 2008, which are described in more detail below, such as focusing more on the reduction of expenses than the growth of our revenues. These initiatives, which were not contemplated at the time the performance awards were granted, related to the divestiture of underperforming assets and reductions in our ongoing cost structure, as well as a business process improvement review that improved administrative practices and brought new efficiencies to our internal infrastructure. Because Dr. Burrows and Messrs. Mackie and Maleh each played especially important roles in these initiatives, our compensation committee decided to award each of them special one-time bonuses outside of our 2007 cash incentive plan. The amounts of these bonuses are set forth in the "Summary Compensation Table for Fiscal 2008" below under the heading "Bonus."

Long-term equity compensation. We believe that long-term equity compensation is an important component of our compensation program because it promotes the long-term retention of our key employees, motivates high levels of performance, and recognizes our key employees' contributions to our success. In addition, equity compensation aligns the long-term interests of our management and our shareholders. We recognize that we conduct our business in an increasingly competitive environment. In order to remain competitive, we must employ top-flight key employees who have abundant talent, demonstrated skills, and experience. We also believe that long-term equity compensation may give us an advantage in attracting and retaining such employees.

We feel that our 2006 equity incentive plan, which is discussed in more detail below, plays an important role in our long-term equity executive officer compensation package. The plan allows us to compensate our employees, including our named executive officers, who are expected to make important contributions to our success with a variety of long-term equity-based awards, including stock options and restricted stock. All grants under our 2006 equity incentive plan vest over a four year or longer time period, which promotes the long-term retention of our key employees. To the extent awards granted under our 2006 equity incentive plan do not arise from the satisfaction of performance-based annual incentive awards under our 2007 cash incentive plan, they are subject to the limitations on deductibility set forth in section 162(m) of the Internal Revenue Code discussed below.

Performance-based annual incentive compensation. Our 2007 cash incentive plan authorizes the grant of performance awards to our executive officers and other salaried employees. A performance award granted under the plan is payable only to the extent certain performance targets, based on objective business criteria specified by our compensation committee, are achieved in the relevant measurement period. These annual performance targets can be based on certain financial performance criteria, including, but not limited to, revenue; net revenue; revenue growth; earnings before interest, taxes, depreciation and amortization; funds from operations; net earnings; earnings per share growth; return on equity; share price performance; total shareholder return; economic value added; improvement in cash flow; and confidential business unit objectives. Performance awards are payable in cash or shares of restricted stock, at the discretion of our compensation committee, and the maximum amount payable to any executive officer in a given fiscal year under performance awards granted under the plan is $8,000,000. The plan is designed to promote our growth and performance while preserving, where possible, our ability to deduct in full certain compensation paid to our executive officers for federal tax purposes.

On February 21, 2008, our compensation committee determined the performance awards to be granted to our named executive officers for fiscal 2008, as well as the performance targets and the target and maximum amounts payable under these awards. In establishing the targets for our 2008 performance awards, our compensation committee decided, as in past years, to provide for a portion of the target awards to be payable in cash and the remainder to be payable in the form of shares of restricted stock granted under our 2006 equity incentive plan. The committee's decision on the relative mix between cash compensation and restricted stock compensation was based on its desire to strike a balance between annual and longer term incentives, and to incorporate long term incentives as part of our retention strategy for executive officers. The committee also considered the mix of cash and equity paid to similarly situated executives at the following comparable public professional service firms: FTI Consulting, Inc., Huron Consulting Group Inc., LECG Corporation and Navigant Consulting, Inc., as well as other advice provided by our compensation consultant.

The cash portion of each award consisted of a "management" component, an award based upon the named executive officer's management performance in fiscal 2008, and, in the case of Mr. Maleh, Dr. Noether and Gregory K. Bell, an additional "sourcing" component, based on their respective generation of engagements for us in fiscal 2008.

Our compensation committee set the following target amounts payable under the management components of the performance award granted to each of our named executive officers in fiscal 2008: for Dr. Burrows, $1,000,000; for Mr. Mackie: $250,000; for Mr. Maleh: $1,000,000; for Dr. Noether: $1,000,000; and for Dr. Bell: $1,000,000. The maximum amount payable under each of these management components was twice the target amount. The target amount for each management component was payable only to the extent certain performance targets were achieved in fiscal 2008. For Dr. Burrows and Mr. Mackie, 100% of these target amounts were tied to the achievement of certain overall corporate performance targets. For Mr. Maleh and Drs. Noether and Bell, 40% of these target amounts were tied to the achievement of these overall corporate performance targets and 60% of these target amounts were tied to the net revenues and pre-bonus operating incomes (after allocated corporate overhead and excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by the compensation committee of our board of directors) of the following platforms: for Mr. Maleh, our finance platform; for Dr. Noether, our litigation and applied economics platform; and for Dr. Bell, our business consulting platform. For each of these management components, the portion of the target amount tied to overall corporate performance targets was split as follows: 40% was tied to our achieving corporate net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by the compensation committee of our board of directors) in fiscal 2008 of $431.8 million and 60% was tied to our achieving earnings per share in fiscal 2008 of $3.02. The $431.8 million corporate net revenue target reflects an aggregate of $12.2 million in reductions to our fiscal year 2008 corporate net revenue due to the impact of our NeuCo subsidiary, discontinued operations and extraordinary and special items approved by the compensation committee. The net revenue and pre-bonus operating income platform performance targets tied to 60% of the management components payable to Mr. Maleh and Drs. Noether and Bell represented the expected contribution of the applicable platforms to the overall corporate performance targets. Accordingly, the likelihood of these platform performance targets being achieved was approximately equal to the likelihood of the overall corporate performance targets being achieved.

In the event that a performance target tied to the management component of a named executive officer's award was exceeded, the target amount of the award tied to that performance target was increased by a percentage equal to five times the percentage by which the performance target was exceeded. For this purpose, any percentage increase in net revenue over its target of $431.8 million was counted only to the extent of any percentage increase of earnings per share over its target of $3.02. In the event that a performance target tied to the management component of a named executive officer's award was missed, the target amount of the award tied to that performance target was reduced by a percentage equal to five times the percentage by which the performance target was missed.

As noted above, the cash portion of the performance awards granted to Mr. Maleh and Drs. Noether and Bell in fiscal 2008 also included a sourcing component. This component was payable in an amount equal to a percentage of their respective sourcing revenues in excess of specified threshold amounts. We set these thresholds sufficiently high, so that only sourcing levels that significantly exceeded our expectations would lead to formulaic bonus amounts under these sourcing components. As a result, Dr. Bell was the only named executive officer to receive a payment under the sourcing component in fiscal 2008. This use of thresholds represented a change from the sourcing component of the performance awards granted to these named executive officers in fiscal 2007, which had no such thresholds. Additionally, in fiscal 2008, we increased the target amounts of the management components of the performance awards granted to these named executive officers. Both of these changes were designed to give these named executive officers a greater incentive to work towards overall corporate objectives instead of individual sourcing goals.

The performance awards to be granted to our named executive officers for fiscal 2008 also contained equity portions, which were payable in shares of restricted stock that vest in four equal annual installments, beginning on the first anniversary of the date of grant. Our compensation committee set the following target and maximum values payable (which implies target and maximum numbers of shares of restricted stock based upon the fair market value of our common stock on the date our compensation committee finally determines the amount payable under the performance award) under the equity portion of the performance award granted to each of our named executive officers in fiscal 2008: for Dr. Burrows, $800,000; for Mr. Mackie: $250,000; for Mr. Maleh: $500,000; for Dr. Noether: $500,000; and for Dr. Bell: $500,000. Each target amount was payable only to the extent certain overall corporate performance targets were achieved in fiscal 2008. For each of our named executive officers, 40% of this target amount was tied to our achieving corporate net revenue (excluding the impact of our NeuCo subsidiary, acquisitions, discontinued operations and extraordinary and special items, as approved by the compensation committee of our board of directors) in fiscal 2008 of $431.8 million and 60% was tied to our achieving earnings per share in fiscal 2008 of $3.02.

In the event that a performance target tied to the equity portion of a named executive officer's performance award was missed, the target amount of the award tied to that performance target was reduced by a percentage equal to five times the percentage by which the performance target was missed.

Each year, the committee must determine and certify in writing (1) the extent to which each of our executive officers has achieved the applicable prior fiscal year's performance targets, and (2) the appropriate amount, if any, to be paid with respect to such executive officer's performance-based annual incentive award. The committee determines this amount after reviewing our performance and the performance of the executive officer. Even if certain performance targets are achieved, the committee may exercise "negative discretion" and thereby reduce the payment made under a performance award.

On February 24, 2009 our compensation committee certified and determined the amounts payable to our named executive officers with respect to the cash and equity components of their performance awards for fiscal 2008, and these amounts are reported in the "Summary Compensation Table for Fiscal 2008" under the heading "Non-Equity Incentive Plan Compensation." Each of our named executive officers was awarded the formula amount of their respective performance awards based on our fiscal 2008 results, and we did not exercise negative discretion in determining the final payouts to any of our named executive officers. The amounts payable under these performance awards that was based upon our overall corporate performance targets were calculated as described above, specifically:

- Awards tied to corporate net revenue. Our corporate net revenue for fiscal 2008 was 12.9% below our named executive officers' performance target for corporate net revenue (reduced for the impact of our NeuCo subsidiary, discontinued operations and extraordinary and special items approved by the compensation committee as described above) of $431.8 million. Accordingly, the formula amount payable under any performance award tied to corporate net revenue equaled the target amount reduced by five times 12.9% or approximately 65%.

- Awards tied to earnings per share. Our earnings per share for fiscal 2008 were 43.7% below our named executive officers' performance target for earnings per share of $3.02. Accordingly, the formula amount payable under any performance award tied to earnings per share equaled the target amount reduced, but not below zero, by five times 43.7%, yielding a formula amount of zero.

Because our fiscal 2008 results did not meet the expectations we had for fiscal 2008 at the beginning of the year, the effect of which was amplified by the five times multiplier used to reduce the target amounts under performance awards granted to our named executive officers in fiscal 2008 for sub-target performance, the resulting performance award payments to our named executive officers were lower than in prior years. For confidentiality reasons that we believe could result in competitive harm, we do not disclose our platform specific results, but the performance targets related to the finance platform resulted in no bonus payouts in fiscal 2008, the performance targets related to the business consulting platform resulted in a minimal payout in fiscal 2008, and the performance targets related to the litigation and applied economics platform, although still below target levels, resulted in the highest payouts among all of our performance targets for fiscal 2008. In fiscal 2008, our named executive officers were awarded, with respect to the management components of their respective performance awards, the following percentages of their target amounts: for Dr. Burrows: 14.1%; for Mr. Mackie: 14.1%; for Mr. Maleh: 5.7%; for Dr. Noether: 47.8%; and for Dr. Bell: 8.2%. Even with the one-time bonuses described above, the relatively low payouts on the performance awards resulted in overall compensation for fiscal 2008 for all but one of our named executive officers being lower than the overall compensation received by the same named executive officer for fiscal 2007.

In part based on the current general economic conditions, our compensation committee has decided to eliminate this five times leverage multiplier, both in the event that a performance target is missed or exceeded, from the performance awards granted to our executive officers for fiscal 2009. We made this decision in part on advice from our compensation consultant that lower leverage multipliers were appropriate when performance targets are more unpredictable and volatile, as they are in uncertain economic times. In addition, in line with our desire to give our executive officers a greater incentive to work towards overall corporate objectives, all of the target amounts of performance awards granted in fiscal 2009 to each of our executive officers, other than the target amount of the management component of the performance award granted to Dr. Noether, are tied exclusively to overall corporate performance targets. Similarly, the percentage of the target amount of the management component of Dr. Noether's fiscal 2009 performance award tied to corporate performance targets was increased to 70%, compared to 40% in fiscal 2008.

The payment of performance-based annual incentive awards under our 2007 cash incentive plan is generally made shortly following the certification mentioned above. All of the shares of stock underlying restricted stock awards payable under performance awards are subject to our right of first refusal in the event of a proposed transfer of the shares, in accordance with our 2006 equity incentive plan. We have been advised that these performance awards qualify as "qualified performance-based compensation" under section 162(m) of the Internal Revenue Code, which preserves the deductibility of the payments made under them. We can only grant performance-based annual incentive awards to employees and, to receive payment under such an award, the recipient must be an employee on the last day of the period over which his or her performance targets are being measured, unless the committee exercises its discretion to make prorated payments to former or retired employees or to a deceased employee's estate. All of our named executive officers were employed by us on November 29, 2008, the last day of our fiscal 2008 performance award period.

2006 equity incentive plan. Our 2006 equity incentive plan provides for the following types of long-term equity awards:

- options to purchase shares of our common stock intended to qualify as "incentive stock options," as defined in section 422 of the Internal Revenue Code;

- nonqualified options, which do not qualify as incentive stock options;

- restricted stock awards consisting of shares of our common stock subject to restrictions;

- restricted stock unit awards consisting of the contractual right to receive shares of our common stock in the future contingent upon the completion of service and/or the achievement of performance or other objectives;

- performance awards consisting of the right to receive payment of cash and/or shares of our common stock upon the achievement of predetermined performance targets; and

- other stock-based awards in the form of stock purchase rights, awards of shares of our common stock, and awards valued in whole or in part by or otherwise based on our common stock.

To date, the awards granted to our executive officers have primarily taken the form of either stock options or restricted stock:

- *Stock options.* Stock options granted under our 2006 equity incentive plan may vest upon the passage of time and continued employment. This vesting occurs over four years, typically in equal annual installments beginning on the first anniversary of the date of grant. Stock options granted under our 2006 equity incentive plan have a seven-year term. The stock options granted under our prior equity plans have a ten-year term. All stock options are granted with an exercise price equal to the fair market value of our common stock on the date of grant, and option repricing is not permitted.

- *Restricted stock.* Shares of restricted stock awarded under our 2006 equity incentive plan may vest on the basis of the passage of time and continued employment. This vesting occurs over four years, typically in equal annual installments beginning on the first anniversary of the date of grant. Recipients of restricted stock awards may receive dividends on and may vote the shares subject to the awards. Unvested shares of restricted stock may not be sold or otherwise transferred.

The relative mix of long-term equity compensation consisting of stock options and restricted stock may change from year to year. Prior to the adoption of our 2006 equity incentive plan, we generally used stock options for long-term equity compensation. However, since the adoption of the 2006 plan, we have relied primarily on restricted stock, which we believe better directly aligns the interests of our executive officers with those of our shareholders. The long-term equity compensation granted to our executive officers in respect of fiscal 2008 took the form of shares of restricted stock granted under our 2006 equity incentive plan. Some of these awards were granted in fiscal 2009 to satisfy payments determined under performance-based annual incentive awards based on fiscal 2008 performance under our 2007 cash incentive plan, as discussed above. As a result, these awards were tied to the achievement of performance targets. The restricted stock awards made during fiscal 2008 were determined in connection with our compensation committee's review of the executive's fiscal 2007 performance, and were designed to provide the executive officers with long-term incentives. Additionally, on October 29, 2008, Mr. Maleh was granted an additional 31,341 shares of restricted stock in connection with his promotion to the position of chief operating officer. This restricted stock award vests in two equal installments on October 29, 2011 and October 29, 2012, subject to the deferral of vesting to a later date if and to the extent necessary to ensure that Mr. Maleh's compensation for a particular fiscal year remains deductible under section 162(m) of the Internal Revenue Code. This award was made to provide Mr. Maleh with a significant long term incentive to grow shareholder value in his new role as chief operating officer.

The amount of long-term equity compensation provided to each executive officer takes into account the role, performance and overall compensation package of the executive officer, as well as the compensation levels of his or her peers at other similar companies. This amount is targeted and capped by the committee, which is also mindful of additional considerations affecting our ability to retain and provide incentives to our executive officers.

Practices regarding the grant of equity awards. The committee has generally followed a practice of making all equity awards to our executive officers on a single date each year. This year, the committee authorized the awards for fiscal 2008 on February 24, 2009, after determining the payments to be made under performance-based annual incentive awards for fiscal 2008. The committee believes that it is appropriate that equity awards granted in respect of a fiscal year be made only after the material information regarding our performance for the fiscal year has been determined and disclosed. The committee is currently contemplating additional long-term incentive plan programs, which may result in additional grants of equity awards during fiscal 2009. We do not otherwise have any program, plan, or practice related to the timing of the granting of equity awards to our executive officers as it relates to the release of material non-public information.

All equity awards made to our executive officers, or to any of our other employees or directors, are made pursuant to our 2006 equity incentive plan. All stock options under this plan are granted with an exercise price equal to the fair market value of our common stock on the date of grant. Fair market value is defined under the plan to be the closing price per share on the applicable date as reported by a nationally recognized stock exchange. We do not have any program, plan or practice of awarding stock options or setting the exercise price of stock options based on the stock's price on a date other than the grant date. We do not have a practice of determining the exercise price of stock option grants by using average prices (or lowest prices) of our common stock over a period preceding, surrounding or following the grant date. While the committee's charter permits the committee to delegate its authority to grant equity awards in certain circumstances, all grants to employees are made by the committee itself and not pursuant to any delegated authority.

Perquisites.   Our named executive officers have typically received modest perquisites paid by us—mainly parking, group term life insurance, and supplemental health insurance.

Employment agreements.   We have an employment agreement with Mr. Mackie that is described in the section below entitled "Agreements with named executive officers." Mr. Mackie's employment agreement provides for certain payments upon a change of control, as described in that section. Our other executive officers do not have employment agreements, other than our standard employee agreements related to confidentiality, non-competition and non-solicitation. As described in the section entitled "Agreements with named executive officers," a change of control may also trigger payments to our executive officers under our 2007 cash incentive plan.

401(k) savings plan.   Under our 401(k) savings plan, a tax-qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 80% of regular earnings on a before-tax basis, up to the applicable calendar year limit, which is $15,500 in calendar year 2008 and $16,500 in calendar year 2009, into their 401(k) plan accounts. Participants age 50 and over may also contribute catch-up contributions of up to $5,000 per year. In addition, under the 401(k) plan, we match an amount equal to fifty cents for each dollar contributed by participating employees on the first 6% of their regular earnings up to a maximum amount. This maximum matching amount was $6,900 in calendar year 2008 and will be $7,050 in calendar year 2008. Amounts held in 401(k) plan accounts on behalf of an employee may not be withdrawn prior to the employee's termination of employment, total and permanent disability, or such earlier time as the employee reaches the age of 59 1/2, subject to certain exceptions set forth in the regulations of the Internal Revenue Service. We maintain the 401(k) plan because we wish to encourage our employees to save some percentage of their cash compensation for their retirement. The 401(k) plan permits employees to make such savings in a manner that is relatively tax efficient.

Stock ownership guidelines.   We have not, to date, established stock ownership guidelines for our executive officers, although our compensation committee is reviewing the matter.

Policy on deductibility of compensation.   Section 162(m) of the Internal Revenue Code limits our tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly compensated executive officers at the end of any fiscal year, unless the compensation is "qualified performance-based compensation." Our policy with respect to section 162(m) is to make a reasonable effort to cause compensation to be deductible by us while simultaneously providing our executive officers with appropriate rewards for their performance. Because of this limitation, in fiscal 2006, we were unable to deduct all of the compensation paid to our executive officers. As a result, in fiscal 2007, we adopted, and our shareholders approved, our 2007 cash incentive plan. The cash incentive plan enables us to compensate our executive officers with performance awards designed to be treated as "qualified performance-based compensation" under section 162(m). We have also at times deferred the payment of compensation to executive officers that is subject to the section 162(m) limitation.

Compensation committee report

The compensation committee has reviewed and discussed with management the contents of the compensation discussion and analysis set forth above. Based on its review and discussion, the committee recommended to our board of directors that the above compensation discussion and analysis be included in this proxy statement and incorporated by reference into our annual report on form 10-K for the year ended November 29, 2008.

The compensation committee

William F. Concannon, Chair
Rowland T. Moriarty
Nancy L. Rose
William T. Schleyer

Executive compensation

Summary compensation. The following table provides a summary of all compensation earned with respect to fiscal 2008 by Dr. Burrows, our president and chief executive officer, Wayne D. Mackie, our executive vice president, treasurer, and chief financial officer, and our three most highly compensated executive officers other than our chief executive officer and chief financial officer who were serving as executive officers at the end of fiscal 2008: Mr. Maleh and Drs. Noether and Bell. The persons listed in this table are referred to as our "named executive officers."

The aggregate amount of perquisites and other personal benefits paid to each of Drs. Noether and Bell for fiscal 2008 was less than $10,000. Accordingly, compensation in the form of perquisites and other personal benefits has been omitted for both of them in the table below.

Summary Compensation Table for Fiscal 2008

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)(5)	Total ($)
James C. Burrows President, chief executive officer and director	2008 2007	$509,615 488,461	$149,634 —	$367,754 252,296	$105,506 129,452	$141,366 500,000	$64,303 52,259	$1,338,178 1,422,469
Wayne D. Mackie Executive vice president, treasurer and chief financial officer	2008 2007	382,211 369,231	114,658 150,000	90,533 47,165	92,774 91,524	35,342 157,096	30,825 26,012	746,343 841,028
Paul A. Maleh Executive vice president and chief operating officer	2008 2007	382,211 364,038	293,453 —	299,523 197,530	61,644 66,469	56,547 1,104,846	22,439 9,632	1,115,817 1,742,515
Monica G. Noether Executive vice president	2008 2007	382,211 369,231	— 150,000	231,838 147,054	41,159 48,467	478,481 327,106	30,531 11,557	1,164,220 1,053,415
Gregory K. Bell Vice president (6)	2008 2007	382,211 369,231	— —	269,880 175,929	61,650 68,486	992,395 1,455,669	35,434 28,525	1,741,570 2,097,840

(1) The amount shown does not reflect compensation actually received by the named executive officer. Instead, the amount shown represents the compensation expense recognized in our financial statements for fiscal 2007 or fiscal 2008, as applicable, in respect of grants of restricted stock to the named executive officer under our 2006 equity incentive plan, including grants, determined by our compensation committee on February 15, 2008, made in satisfaction of the equity portion of the performance award for fiscal 2007 granted to the named executive officer under our 2007 cash incentive plan, grants, determined by our compensation committee on February 24, 2009, made in satisfaction of the equity portion of the performance award for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan, and a grant of 31,341 shares of restricted stock to Mr. Maleh on October 29, 2008, in connection with his promotion to chief operating officer. The amount shown was computed in accordance with SFAS No. 123(R), using a grant date fair value based upon the fair market value of our common stock on the date of grant. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions.

(2) The amount shown does not reflect compensation actually received by the named executive officer. Instead, the amount shown represents the compensation expense recognized in our financial statements for fiscal 2007 or fiscal 2008, as applicable, in respect of grants to the named executive officer of options to purchase shares of our common stock. The

amount shown was computed in accordance with SFAS No. 123(R), using the assumptions set forth below. Pursuant to SEC rules, the amount shown excludes the impact of estimated forfeitures related to service-based vesting conditions.

Name	Grant date	Expected Life (Years)	Expected Volatility	Risk-free Interest Rate	Expected Dividends
James C. Burrows	6/5/2003	3.98	44.8%	3.0%	—
	3/25/2005	3.50	34.1%	4.0%	—
Wayne D. Mackie	10/5/2005	3.50	37.5%	4.4%	—
Paul A. Maleh	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
Monica G. Noether	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—
Gregory K. Bell	6/5/2003	3.98	44.8%	3.0%	—
	4/1/2005	3.50	33.9%	3.9%	—

(3)   For fiscal 2008, the amount shown represents the following cash amounts earned in respect of the management component of the performance award for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan: $141,366 for Dr. Burrows; $35,342 for Mr. Mackie; $56,547 for Mr. Maleh; $478,481 for Dr. Noether; and $82,113 for Dr. Bell. In the case of Dr. Bell, the amount shown additionally reflects a cash payment of $910,282 earned for the generation of engagements for us in fiscal 2008, referred to as the "sourcing component" of his performance award for fiscal 2008 granted under our 2007 cash incentive plan. This sourcing component was based on a formula calculation designed to pay amounts that would be earned for similar engagement generation by our vice presidents who consult for us. All of these amounts were determined by our compensation committee on February 24, 2009.

(4)   For fiscal 2008, the amount shown represents our contributions to our savings and retirement plan of $6,900 for fiscal 2008 on behalf of each of the named executive officers; premiums we paid for term life insurance for the benefit of our executive officers; the following payments of vacation and holiday days earned, but not used as of the end of fiscal year 2007, in excess of 240 hours: $30,808 for Dr. Burrows; $1,367 for Mr. Mackie; $20,942 for Dr. Noether; and $25,990 for Dr. Bell.

(5)   The amount shown includes the following perquisites and other personal benefits: with respect to Dr. Burrows, $4,330 for parking, $16,577 for premiums and claims paid under our executive health plan on his behalf and $2,050 for personal use of professional sporting event tickets; with respect to Mr. Mackie, $4,330 for parking, $12,905 for premiums and claims paid under our executive health plan on his behalf and $1,427 for personal use of professional sporting event tickets; and with respect to Mr. Maleh, $4,330 for parking, $6,763 for premiums and claims paid under our executive health plan on his behalf and $1,757 for personal use of professional sporting event tickets.

(6)   In connection with our decision to group our services into two broad categories, litigation, regulatory and financial consulting and business consulting, instead of three platforms, Dr. Bell, who had been head of our business consulting platform, stopped serving as an executive vice president on February 24, 2009. On that date, Dr. Bell assumed the position of vice president.

Plan-based awards.   Please see the section of this proxy statement entitled "Compensation Discussion and Analysis—Performance-based annual incentive compensation" for the details of the grants of performance awards under our 2007 cash incentive plan to our named executive officers in fiscal 2008. As discussed there, the cash portions of the performance awards granted to each of Dr. Burrows and Mr. Mackie in fiscal 2008 are capped as set forth in the "Grants of Plan-Based Awards for Fiscal 2008" table below. The cash portion of the performance awards granted to each of Mr. Maleh and Drs. Noether and Bell consists of a management component, with a maximum of $2,000,000, and a component based on the respective named executive officer's generation of engagements for us in fiscal 2008. This latter component has no pre-determined maximum because there is no pre-determined limit on the engagements that any named executive officer might have generated for us in fiscal 2008. The amounts actually earned on the cash portion of the performance awards granted to our named executive officers for fiscal 2008 were determined by our compensation committee on February 24, 2009 and are reported in the "Summary Compensation Table for Fiscal 2008" under the heading "Non-Equity Incentive Plan Compensation."

On October 29, 2008, Mr. Maleh was granted an additional 31,341 shares of restricted stock in connection with his promotion to the position of chief operating officer. This restricted stock award vests in two equal installments on October 29, 2011 and October 29, 2012, subject to the deferral of vesting to a later date if and to the extent necessary to ensure that Mr. Maleh's compensation for a particular fiscal year remains deductible under section 162(m) of the Internal Revenue Code.

The following table provides further information regarding grants of plan-based awards to our named executive officers during fiscal 2008. The minimum payout or "threshold" under all of the equity plan-based awards and non-equity plan-based awards disclosed in the table below was $0 because no payment was guaranteed under any of these awards, even if the award's performance targets were met.

Grants of Plan-Based Awards for Fiscal 2008

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)		Estimated Future Payouts Under Equity Incentive Plan Awards(4)		All Other Stock Awards: Number of Shares of Stock or Units (#)(5)	Grant Date Fair Value ($)(7)
		Target ($)	Maximum ($)	Target ($)	Maximum ($)		
James C. Burrows	2/21/2008	$1,000,000	$2,000,000	$800,000	$800,000		
	2/6/2008					9,573	$405,608
Wayne D. Mackie	2/21/2008	250,000	500,000	250,000	250,000		
	2/6/2008					3,191	135,203
Paul A. Maleh	2/21/2008	1,000,000	2,000,000 (3)	500,000	500,000		
	2/6/2008					6,382	270,405
	10/29/2008					31,341 (6)	749,991 (8)
Monica G. Noether	2/21/2008	1,000,000	2,000,000 (3)	500,000	500,000		
	2/6/2008					6,382	270,405
Gregory K. Bell	2/21/2008	1,000,000	2,000,000 (3)	500,000	500,000		
	2/6/2008					6,382	270,405

(1) The grant date of each performance award (with an equity portion) or award of restricted stock, as applicable, is the same as the date such award was approved by our compensation committee. No executive officer paid any amount to us as consideration for any award disclosed in this table.

(2) Except as set forth in footnote (3) below, the amounts shown represent target and maximum payouts set at the beginning of fiscal 2008 for the cash portion of performance awards for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan. The amounts actually earned with respect to fiscal 2008 on the cash portion of these awards were determined by our compensation committee on February 24, 2009 and are reported in the "Summary Compensation Table for Fiscal 2008" under the heading "Non-Equity Incentive Plan Compensation."

(3) The amount shown reflects the maximum of the management component of the cash portion of the performance awards granted to each of Mr. Maleh and Drs. Noether and Bell. As discussed above, in addition to the management component, the cash portion of these awards has a second component, based upon the engagements that the applicable named executive officer generated for us in fiscal 2008. This latter component has no pre-determined maximum because there is no pre-determined limit on the engagements that each of these named executive officers might have generated for us in fiscal 2008.

(4) The amounts shown represent target and maximum payouts set at the beginning of fiscal 2008 for the equity portion of performance awards for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan. The corresponding number of shares of our common stock is determined by dividing these amounts by the fair market value of our shares of common stock on the date of determination. As discussed under the heading "Compensation discussion and analysis—Performance-based annual incentive compensation" above, on February 24, 2009, our compensation committee determined the number of shares of restricted stock to be granted, subject to conditions, under our 2006 equity incentive plan in respect of these awards. These shares vest in four equal annual installments, beginning on the first anniversary of the date of grant.

(5)   Represent shares of our common stock subject to restricted stock awards granted under our 2006 equity incentive plan. Except as set forth in note (6) below, these shares vest in four equal annual installments, beginning on the first anniversary of the date of grant.

(6)   Vests in two equal installments on October 29, 2011 and October 29, 2012.

(7)   Except as set forth in note (8) below, determined based upon a closing market price of our common stock on 2/5/2008 of $42.37.

(8)   Determined based upon a closing market price of our common stock on 10/29/2008 of $23.93.

Outstanding equity awards.   The following table provides information regarding outstanding equity awards held by our named executive officers on November 29, 2008.

Outstanding Equity Awards at End of Fiscal 2008

	Option Awards				Stock Awards			
Name	Number Of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(8)	Equity Incentive Plan Awards: Number Of Unearned Shares, Units or Other Rights That Have Not Vested (#)(9)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
James C. Burrows	—	—	$—	—	6,690 (4)	$193,943	$—	$—
	—	—	—	—	4,302 (5)	124,715	—	—
	—	—	—	—	9,573 (6)	277,521	—	—
	10,000	—	23.00	3/12/2009	—	—	—	—
	13,250	—	19.75	4/25/2010	—	—	—	—
	2,624	—	13.75	5/30/2012	—	—	—	—
	7,376	—	13.75	5/30/2012	—	—	—	—
	14,734	—	22.81	6/5/2013	—	—	—	—
	10,266	—	22.81	6/5/2013	—	—	—	—
	30,000	—	32.26	5/10/2014	—	—	—	—
	16,784	4,284 (1)	50.84	3/25/2015	—	—	—	—
	1,966	1,966 (1)	50.84	3/25/2015	—	—	—	—
	—	—	—	—	—	—	27,595	799,979
Wayne D. Mackie	—	—	—	—	2,868 (5)	83,143	—	—
	—	—	—	—	3,191 (6)	92,507	—	—
	7,287	2,429 (2)	41.16	10/5/2015	—	—	—	—
	11,463	3,821 (2)	41.16	10/5/2015	—	—	—	—
	—	—	—	—	—	—	8,623	249,981
Paul A. Maleh	—	—	—	—	3,717 (4)	107,756	—	—
	—	—	—	—	6,453 (5)	187,072	—	—
	—	—	—	—	6,382 (6)	185,014		
	—	—	—	—	31,341 (7)	908,576		
	1,880	—	22.81	6/5/2013	—	—	—	—
	4,620	—	22.81	6/5/2013	—	—	—	—
	15,000	—	32.26	5/10/2014	—	—	—	—
	2,512	1,996 (3)	50.09	4/1/2015	—	—	—	—
	8,738	1,754 (3)	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	17,247	499,991
Monica G. Noether	—	—	—	—	2,478 (4)	71,837	—	—
	—	—	—	—	5,019 (5)	145,501	—	—
	—	—	—	—	6,382 (6)	185,014	—	—
	1,701	—	13.75	5/30/2012	—	—	—	—
	7,500	—	22.81	6/5/2013	—	—	—	—
	1,353	—	32.26	5/10/2014	—	—	—	—
	8,647	—	32.26	5/10/2014	—	—	—	—
	4,280	1,996 (3)	50.09	4/1/2015	—	—	—	—
	3,220	504 (3)	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	17,247	499,991
Gregory K. Bell	—	—	—	—	2,478 (4)	71,837	—	—
	—	—	—	—	7,170 (5)	207,858	—	—
	—	—	—	—	6,382 (6)	185,014	—	—
	5,000	—	22.50	6/8/2009	—	—	—	—
	2,966	—	10.69	9/11/2010	—	—	—	—
	3,750	—	10.85	5/2/2011	—	—	—	—
	3,269	—	13.75	5/30/2012	—	—	—	—
	13,125	—	13.75	5/30/2012	—	—	—	—
	7,314	—	22.81	6/5/2013	—	—	—	—
	4,023	—	22.81	6/5/2013	—	—	—	—
	15,000	—	32.26	5/10/2014	—	—	—	—
	2,239	1,996 (3)	50.09	4/1/2015	—	—	—	—
	9,011	1,754 (3)	50.09	4/1/2015	—	—	—	—
	—	—	—	—	—	—	17,247	499,991

(1)   Vests on March 25, 2009.

(2)   Vests on October 5, 2009.

(3)   Vests on April 1, 2009.

(4)   Vests in two equal annual installments beginning on April 21, 2009.

(5)   Vests in three equal annual installments beginning on February 16, 2009.

(6)   Vests in four equal annual installments beginning on February 6, 2009.

(7)   Vests in two equal annual installments on October 29, 2011 and October 29, 2012.

(8)   This market value is determined based upon a closing market price of our common stock on November 28, 2008, the last trading date of fiscal 2008, of $28.99.

(9)   Represents the maximum number of shares potentially issuable as of the end of fiscal 2008 under the equity portion of performance awards for fiscal 2008 granted to the named executive officer under our 2007 cash incentive plan, based upon the maximum value of such equity portion disclosed in the "Estimated Future Payouts Under Equity Incentive Plan Awards—Maximum ($)" column of the "Grants of Plan-Based Awards for Fiscal 2008" table above and a closing market price of our common stock on November 28, 2008, the last trading date of fiscal 2008, of $28.99. As discussed in more detail under the heading "Compensation discussion and analysis—Performance-based annual incentive compensation" above, on February 24, 2009, our compensation committee determined that actual number of shares to be granted, subject to conditions, under these awards to our named executive officers is 16,008 shares in the aggregate.

Option exercises and vesting of stock.   The following table provides information regarding the exercise of stock options by our named executive officers and the vesting of their restricted stock awards during fiscal 2008.

Option Exercises and Stock Vested during Fiscal 2008

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
James C. Burrows	—	$—	4,779	$173,188
Wayne D. Mackie	—	—	956	39,148
Paul A. Maleh	—	—	4,008	151,623
Monica G. Noether	—	—	2,911	110,867
Gregory K. Bell	15,000	215,250 (1)	3,628	140,228

(1)   The value realized upon exercise is based upon the difference between the market price of our common stock on the date of exercise, $32.85, and the exercise price of the exercised options, $18.50.

(2)   The value realized on the vesting of shares of restricted stock is based on the following closing market prices of our common stock on the date of vesting (or, in some cases, the last trading dates before the dates of vesting) applicable to these shares of restricted stock: $34.22 on April 21, 2008 and $40.95 on February 15, 2008.

Agreements with named executive officers

Letter Agreement with Mr. Mackie.   We entered into a letter agreement with Mr. Mackie when he joined us on July 1, 2005, that provided Mr. Mackie a signing bonus of $205,000, which was paid to Mr. Mackie in fiscal 2008. If Mr. Mackie's employment is terminated in connection with a change in control, the agreement provides Mr. Mackie with a prorated portion of his target bonus for the year, one year's salary, and full vesting of all stock options that have been awarded to him. Accordingly, had Mr. Mackie been terminated in connection with a hypothetical change of control occurring on November 29, 2008, the last day of fiscal 2008, he would have received an aggregate of $875,000 in value, consisting of his target bonus of $250,000 in cash and $250,000 worth of restricted stock and $375,000 in salary.

2007 Cash incentive plan awards. In fiscal 2008, we granted performance awards to our named executive officers under our 2007 cash incentive plan, as disclosed in the "Grants of Plan-Based Awards for Fiscal 2008" table above. Under our 2007 cash incentive plan, upon the occurrence of a "change of control," all performance awards are paid out as if the effective date of the change of control were the last day of the applicable award period and all performance goals had been attained, unless provision is made in connection with the change of control for (1) the assumption of all previously granted performance awards or (2) the substitution of such performance awards with commensurate new awards covering stock of the successor corporation or its parent or subsidiary.

Under our 2007 cash incentive plan, "change of control" means (1) we merge with or into or consolidate with another corporation, unless our outstanding voting securities immediately prior to the change of control continue to represent, either by remaining outstanding or conversion into voting securities of the entity surviving the change of control, at least 50% of our combined voting power or of the combined voting power of the entity surviving the change of control; or (2) we liquidate or sell substantially all of our assets.

Had a hypothetical change of control, in which the performance awards granted to our named executive officers for fiscal 2008 under our 2007 cash incentive plan were neither assumed nor substituted, occurred on November 29, 2008, the last day of fiscal 2008, each of our named executive officers would have received payments of the target amounts, disclosed in the "Grants of Plan-Based Awards for Fiscal 2008" table above, of the management component of the cash portion and the equity portion of these performance awards. The amount of these payments would have been $1,000,000 in cash and $800,000 worth of restricted stock to Dr. Burrows; $250,000 in cash and $250,000 worth of restricted stock to Mr. Mackie; and $1,000,000 in cash and $500,000 worth of restricted stock to each of Mr. Maleh and Drs. Noether and Bell. Additionally, Dr. Bell would have received a cash payment of $910,282 for the component of the cash portion of his performance award based on the engagements he generated for us in fiscal 2008. Accordingly, the total value payable in connection with such a hypothetical change of control under performance awards granted to our named executive officers for fiscal 2008 under our 2007 cash incentive plan would have been $1,800,000 to Dr. Burrows; $500,000 to Mr. Mackie (which amount would be paid to Mr. Mackie as set forth in the paragraph above under the heading "Letter Agreement with Mr. Mackie"); $1,500,000 to Mr. Maleh; $1,500,000 to Dr. Noether; and $2,410,282 to Dr. Bell.

TRANSACTIONS WITH RELATED PARTIES

Payments to directors

As disclosed in the "Non-Employee Director Compensation Table for Fiscal 2008" above, we have made payments in fiscal 2008 to Drs. Salop and Shapiro, each of whom were our directors until June 18, 2008, for their services as outside experts, including payments for consulting services to clients and for the generation of engagements for us. These amounts include payments made to companies wholly owned by each of these directors. We will make similar payments to Drs. Salop and Shapiro in fiscal 2009. In fiscal 2008 and fiscal 2009 (through February 20, 2009, the end of our first quarter of fiscal 2009), we paid Dr. Salop an aggregate of approximately $4.7 million and we paid Dr. Shapiro an aggregate of approximately $2.7 million. We have accrued additional payments that will be made to each of Drs. Salop and Shapiro for consulting services they have performed and business engagements they have generated for us through February 20, 2009, in the approximate amounts of $0.8 million and $0.8 million, respectively.

Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, we made the payments disclosed in the "Non-Employee Director Compensation Table for Fiscal 2008" in fiscal 2008, and Dr. Shapiro is eligible for future annual bonus payments through fiscal year 2013. The eligible bonus amount for fiscal 2009 is $142,368 and will continue to increase by 12% each year.

Review, approval or ratification of transactions with related parties

Under its charter, our audit committee is responsible for reviewing any proposed related-party transaction, as defined under the rules of the Nasdaq Stock Market, and, if appropriate, approving the transaction. A copy of the audit committee charter is available through the Investor Relations page of our website at *www.crai.com*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 2, 2009, there were issued and outstanding 10,901,995 shares of our common stock entitled to cast 10,901,995 votes. On March 2, 2009, the closing price of our common stock as reported on the Nasdaq Global Select Market was $21.50 per share.

Principal shareholders

The following table provides information regarding the beneficial ownership of shares of our common stock as of March 2, 2009, by:

- each person known to us to be a beneficial owner of more than five percent of our shares of common stock;

- each of our current directors;

- each of our named executive officers; and

- all of our current directors and current executive officers as a group.

The persons named in the table below have sole voting and dispositive power with respect to the shares listed, except as otherwise indicated. The inclusion of shares in the table below does not constitute an admission of beneficial ownership. The "Right to acquire" column includes shares of our common stock that may be received upon the conversion of convertible senior subordinated debentures or purchased through the exercise of options within 60 days after March 2, 2009. The information in the table is based upon information received from or on behalf of the persons named in the table.

	Shares beneficially owned			
Name of beneficial owner	Outstanding	Right to acquire	Total	Percent
FMR LLC (1)	1,049,202	—	1,049,202	9.6%
Wasatch Advisors, Inc. (2)	981,895	—	981,895	9.0%
AQR (3)	91,700	916,250	1,007,950	8.5%
Royce & Associates, LLC (4)	911,018	—	911,018	8.4%
Wellington Management Company, LLP (5)	662,678	—	662,678	6.1%
Barclays Global Investors, NA (6)	570,009	—	570,009	5.2%
James C. Burrows	195,149	113,250	308,399	2.8%
Gregory K. Bell.................................	55,111	69,447	124,558	1.1%
Paul A. Maleh..................................	53,612	36,500	90,112	*
Monica G. Noether	33,920	29,201	63,121	*
Rowland T. Moriarty	25,240	25,000	50,240	*
Ronald T. Maheu	5,136	21,667	26,803	*
Wayne D. Mackie	7,616	18,750	26,366	*
Basil L. Anderson	6,136	20,000	26,136	*
Nancy L. Rose	5,136	20,000	25,136	*
William F. Concannon	5,136	11,722	16,858	*
William T. Schleyer	4,011	—	4,011	*
All current directors and current executive officers as a group (eleven persons)	383,010	351,374	734,384	6.5%

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*   Less than one percent.

(1) The number of shares of our common stock beneficially owned by FMR LLC is based solely on information in a Schedule 13G/A filed on February 17, 2009, by FMR LLC and Edward C. Johnson 3d. FMR LLC reported sole voting power over 49,310 shares. Each of them reported sole

dispositive power over 1,210,048 shares. The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(2) The number of shares of our common stock beneficially owned by Wasatch Advisors, Inc. is based solely on information in a Schedule 13G/A filed on February 17, 2009, by Wasatch Advisors, Inc. The address for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(3) The number of shares of our common stock beneficially owned by AQR is based solely on information in a Schedule 13G/A filed on February 17, 2009, by AQR Capital Management, LLC and AQR Absolute Return Master Account L.P. and a Schedule 13G/A filed on February 17, 2009, by AQR Capital Management, LLC. Each of them reported shared voting power and shared dispositive power over convertible senior subordinated debentures that are convertible into 916,250 shares of our common stock, and AQR Capital Management, LLC reported shared voting power and shared dispositive power over 91,700 shares of our common stock. The address for each of them is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(4) The number of shares of our common stock beneficially owned by Royce & Associates, LLC is based solely on information in a Schedule 13G/A filed on January 23, 2009, by Royce & Associates, LLC. The address for Royce & Associates, LLC is 1414 Avenue of the Americas, New York, NY 10019.

(5) The number of shares of our common stock beneficially owned by Wellington Management Company, LLP is based solely on information in a Schedule 13G/A filed on February 17, 2009, by Wellington Management Company, LLP. Wellington Management Company, LLP reported shared voting power over 404,628 shares and shared dispositive power over 662,678 shares. The address for Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(6) The number of shares of our common stock beneficially owned by Barclays Global Investors, NA is based solely on information in a Schedule 13G filed on February 5, 2009, by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG. Barclays Global Investors, NA reported sole voting power over 258,272 shares and sole dispositive power over 297,756 shares and Barclays Global Fund Advisors reported sole voting power and sole dispositive power over 272,253 shares. Each of the other reporting persons reported sole voting power, sole dispositive power, shared voting power and shared dispositive power over zero shares. The address of Barclays Global Investors, NA and Barclays Global Fund Advisors is 400 Howard Street, San Francisco, CA 94105.

REPORT OF THE AUDIT COMMITTEE

Our board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, our firm's system of internal controls, and the independence and performance of our firm's internal auditors and independent registered public accountants. The audit committee also selects our firm's independent registered public accountants. The audit committee is governed by a written charter adopted by our firm's board of directors. A current copy of the audit committee charter is available through the Investor Relations page of our website at *www.crai.com*.

The audit committee currently consists of three non-employee directors. Mr. Anderson, although no longer a member of our audit committee, served on the audit committee throughout fiscal 2008 and at the time of the filing of our annual report on form 10-K for fiscal 2008. Dr. Rose became a member of the audit committee after the filing of our annual report on form 10-K for fiscal 2008, and, accordingly, has not participated in the preparation of this report. Each member of the audit committee is "independent" within the meaning of the rules of the Nasdaq Stock Market.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent registered public accountants are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the field of accounting, auditing, or auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent registered public accountants.

In fulfilling our oversight responsibilities, we discussed with representatives of KPMG LLP, our firm's independent registered public accountants for fiscal 2008, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2008. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2008 with our firm's management and independent registered public accountants.

In addition, during the course of fiscal 2008, our firm's management completed the documentation, testing, and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to our firm's management during the process. In connection with this oversight, we received periodic updates provided by our firm's management and KPMG at each appropriate scheduled audit committee meeting. At the conclusion of the process, our firm's management provided us with, and we reviewed, a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of our firm's management contained in our firm's annual report on form 10-K for the fiscal year ended November 29, 2008, filed with the SEC, as well as KPMG's Report of Independent Registered Public Accounting Firm included in our firm's annual report on form 10-K related to its audit of (i) our firm's consolidated financial statements and (ii) the effectiveness of our firm's internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and our firm's management's preparations for the evaluation in fiscal 2009.

We discussed with our firm's independent registered public accountants the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters we were required to discuss with our firm's independent registered public accountants under generally accepted auditing standards.

In addition, we received from our firm's independent registered public accountants a letter containing the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board and discussed the disclosures with them, as well as other matters relevant to their independence from our firm's management and our firm. In evaluating the independence of our firm's independent registered public accountants, we considered the fact that they did not perform any non-audit services for us in fiscal 2008.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in our firm's audit committee charter, we recommended to our board of directors that our firm's audited consolidated financial statements for fiscal 2008 be included in our firm's annual report on form 10-K.

The audit committee

Ronald T. Maheu, Chair
William F. Concannon
Basil L. Anderson (former member)

PROPOSAL TWO:
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal Two concerns the ratification of the appointment by our audit committee of KPMG LLP to be our independent registered public accountants for the fiscal year ending November 28, 2009.

Under rules of the Securities and Exchange Commission and the Nasdaq Stock Market, appointment of our independent registered public accountants is the direct responsibility of our audit committee. Although ratification of this appointment by our shareholders is not required by law, our board believes that seeking shareholder ratification is a good practice, which provides shareholders an avenue to express their views on this important matter.

Our audit committee has reappointed KPMG as our independent registered public accountants for the fiscal year ending November 28, 2009. Our board of directors recommends that shareholders vote to ratify the appointment. If our shareholders do not ratify the appointment of KPMG, the audit committee may reconsider its decision. In any case, the audit committee may, in its discretion, appoint new independent registered public accountants at any time during the year if it believes that such change would be in our best interest and the best interest of our shareholders. We expect that representatives of KPMG will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from shareholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to ratify the appointment by our audit committee of KPMG as our independent registered public accountants for fiscal 2009.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees for professional services rendered by KPMG for the fiscal years ended November 29, 2008 and November 24, 2007.

Fee category	Fiscal 2008	Fiscal 2007
Audit fees	$1,285,100	$1,411,800
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$1,285,100	$1,411,800

Audit fees. Audit fees comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of our annual financial statements (including services incurred to render an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our quarterly financial statements. Audit fees also include fees for services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-related fees. In fiscal 2007 and fiscal 2008, KPMG did not perform any assurance or related services for us that were reasonably related to the performance of the audit or review of our financial statements, except as disclosed under the heading "Audit fees" above.

Tax fees. In fiscal 2007 and fiscal 2008, KPMG did not perform any professional services for us for tax compliance, tax advice or tax planning.

All other fees. In fiscal 2007 and fiscal 2008, KPMG did not perform any other services for us other than disclosed under the heading "Audit fees" above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage KPMG to provide those services. However, the audit committee has delegated to the chairman of the audit committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of our independent registered public accountants. The chairman of the audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage KPMG to provide any specified services with only an obligation to notify the audit committee of the engagement for those services. None of the services provided by KPMG for fiscal 2008 was obtained in reliance on the waiver of the pre-approval requirement permitted by SEC regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent shareholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of forms 3 and 4 and amendments thereto furnished to us during fiscal 2008 and forms 5 and amendments thereto furnished to us with respect to fiscal 2008, or written representations that form 5 was not required for fiscal 2008, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent shareholders were fulfilled in a timely manner.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy materials relating to our 2010 annual meeting of shareholders must be received by us at our executive offices no later than November 20, 2009 or, if the date of that meeting is more than 30 calendar days before or after April 16, 2010, a reasonable time before we begin to print and send our proxy materials with respect to that meeting.

In addition, our by-laws provide that a shareholder desiring to bring business before any meeting of shareholders or to nominate any person for election to our board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting, and must provide specific information about the shareholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold our 2010 annual meeting before April 15, 2010, and if we give less than 70 days' notice or prior public disclosure of the date of that meeting, then the shareholder's notice must be delivered or mailed to and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the meeting and (2) the day on which we publicly disclosed the date of the meeting. Currently, in order to bring an item of business before the 2010 annual meeting in accordance with our by-laws, a shareholder must deliver the requisite notice of that item of business to us between January 15, 2010 and February 14, 2010.

AVAILABLE INFORMATION

Shareholders of record on March 2, 2009, will receive this proxy statement and our annual report to shareholders, which contains detailed financial information about us. The annual report is not incorporated herein and is not deemed a part of this proxy statement.



INTERNATIONAL





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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A   Proposals — The Board of Directors recommends a vote <u>FOR</u> the listed nominees as Class II Directors and <u>FOR</u> Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Basil L. Anderson	☐	☐	02 - Ronald T. Maheu	☐	☐	03 - Nancy L. Rose	☐	☐

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	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as CRA's independent registered public accountants for the fiscal year ending November 28, 2009.	☐	☐	☐

B   Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C   Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



INTERNATIONAL

Proxy - CRA International, Inc.

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CRA INTERNATIONAL, INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH PROPOSAL.**

Proxy for Annual Meeting of Shareholders to be held on April 16, 2009

The undersigned shareholder of CRA International, Inc. ("CRA"), revoking all prior proxies, hereby appoints James C. Burrows and Wayne D. Mackie, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA that the undersigned is entitled to vote at the Annual Meeting of Shareholders of CRA, to be held at CRA's offices in the John Hancock Tower, 200 Clarendon Street, 33rd Floor, Boston, Massachusetts, on Thursday, April 16, 2009, beginning at 8:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Annual Meeting dated March 16, 2009 and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2, OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.